Exhibit 17.1

RESIGNATION

I, Nadeem Lila, hereby resign from my positions President/Chief Executive Officer, Vice President, Treasurer, Secretary, Director and any and all other positions that I may hold in Varca Ventures, Inc. (the "Company"), effective as of October 7, 2011 (or as of such other "Closing Date" as defined in that certain Share Exchange Agreement dated October 7, 2011 between the Company, Wildcat Mining Corporation and the stockholders of Wildcat Mining Corporation).

Dated this 6th day of October, 2011

/s/ Nadeem Lila
Nadeem Lila